Exhibit 99.1

SODASTREAM REPORTS SECOND QUARTER FISCAL 2015 RESULTS

AIRPORT CITY, Israel – August 5, 2015 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the three and six month periods ended June 30, 2015.

For the second quarter ended June 30, 2015, on an adjusted basis*

•	Adjusted revenue was $101.7 million compared to $141.2 million in the second quarter 2014; Adjusted revenue on a constant currency basis was $118.6 million
•	Adjusted operating income was $4.5 million compared to $11.2 million in the second quarter 2014; Adjusted operating income on a constant currency bases was $9.0 million.
•	Adjusted EBITDA was $8.9 million compared to $14.5 million in the second quarter 2014
•	Adjusted net income was $3.5 million compared to $9.2 million in the second quarter 2014
•	Adjusted diluted earnings per share were $0.17 compared to $0.43 in the second quarter 2014
•	CO2 refills reached an all-time quarterly record of 6.9 million

*Adjusted revenue, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share are non-IFRS financial measures that eliminate the effect of restructuring costs, which include $2.6 million of pre-tax charges incurred as part of the Company’s restructuring and growth plan announced on October 29, 2014. The charges were related to activities associated with discontinued products, which decreased revenue by $1.8 million and increased cost of revenue by $0.3 million. An additional expense of $0.5 million was associated with the transition to the new plant in Southern Israel which increased cost of revenue. Adjusted EBITDA represents earnings before financial income, income tax, depreciation and amortization, and further eliminates the effect of restructuring costs.

“Our second quarter performance was in-line with our expectations. As we previously discussed, the first half of 2015 would be a challenging period due to implementation of our global restructuring and growth plan combined with changes in foreign currency exchange rates. That said, we are proud to have achieved an all-time record of CO2 refills, which is a testimony of our consumers’ loyalty and our overall Q2 performance masks the ongoing strength of our business in key markets led by Germany, Switzerland and Austria” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “We are making tremendous progress toward repositioning as a “water brand” behind a health and wellness positioning. Our new portfolio of better-for-you sparkling water flavors is currently rolling out to retailers around the world and we are testing a new marketing campaign “Sparkling Waters – Made by You”, including TV in several cities in the United States. At the same time the consolidation of our production activities into our new state-of-the-art plant in Lehavim continues ahead of schedule. We are confident that our new strategic direction supported by a terrific and unique product portfolio and marketing plan, will fuel increased household penetration and user activity and deliver sustainable growth and increased profitability in the years ahead.”

Second Quarter 2015 Financial Review

(The financial review relates to the Non-IFRS Consolidated Statements of Operations. All USD values are in accordance with IFRS unless stated otherwise.)

Geographical Revenue Breakdown
Adjusted Revenue	Three Months Ended
	June 30, 2014	June 30, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$77.7	$65.1	$(12.6)	(16)%
The Americas	40.9	23.1	(17.8)	(44)%
Asia-Pacific	12.2	9.1	(3.1)	(26)%
Central & Eastern Europe, Middle East, Africa	10.4	4.4	(6.0)	(58)%
Total	$141.2	$101.7	$(39.5)	(28)%

1

Product Segment Revenue Breakdown
Adjusted Revenue	Three Months Ended
	June 30, 2014	June 30, 2015	(decrease)	(decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$45.8	$29.7	$(16.1)	(35)%
Consumables	90.8	68.3	(22.5)	(25)%
Other	4.6	3.7	(0.9)	(21)%
Total	$141.2	$101.7	$(39.5)	(28)%

Product Segment Unit Breakdown	Three Months Ended
	June 30, 2014	June 30, 2015	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	785	491	(294)	(37)%
CO2 Refills	6,507	6,939	432	7%
Flavors	9,297	5,075	(4,222)	(45)%

The decrease in Adjusted revenue compared to the second quarter 2014 was mainly due to changes in foreign currency exchange rates which reduced revenue by $16.9 million. Since the same period a year ago, several foreign currencies have weakened versus the U.S. dollar including the Euro by 19%, the Australian Dollar by 17% and the Swedish Krona by 22%. Second quarter 2015 results also reflect lower demand for sparkling water makers and flavors mainly in the U.S. and France.

Gross margin for the second quarter 2015 (before the impact of restructuring costs) was 50.3% compared to 50.5% for the same period in 2014. Second quarter 2015 gross margin benefitted from higher share of CO2 refills in product mix, offset by the negative impact from changes in foreign currency exchange rates versus the same period last year.

Sales and marketing expenses for the second quarter 2015 totaled $35.1 million, or 34.5% of Adjusted revenue, compared to $46.9 million, or 33.3% for the comparable period in the prior year. The decrease was primarily attributable to lower advertising and promotion expenses, which decreased $7.5 million to 13.3% of Adjusted revenue from 14.9% of revenue in the same period in 2014, and lower distribution costs due to the lower sales volume. Selling and marketing expenses also decreased versus the same period last year due to the changes in foreign currency rates, mainly the weakening of the Euro/U.S. Dollar average exchange rate by 19% and the Israeli Shekel/U.S. Dollar average exchange rate by 11% versus the same period last year.

General and administrative expenses for the second quarter 2015 were $11.5 million, or 11.3% of Adjusted revenue, compared to $13.1 million, or 9.3% of revenue in the comparable period of last year. The decrease was mainly due to a decrease in share-based payment expenses.

Operating income (before the impact of restructuring costs) decreased to $4.5 million, or 4.5% of Adjusted revenue, compared to $11.2 million, or 8.0% of revenue, in the second quarter 2014. The decrease in operating income was driven primarily by the decrease in revenue and the negative impact from changes in foreign currency exchange rates, offset by lower operating expenses, mainly a reduction in advertising and promotion expenses.

The net negative impact on operating income from changes in foreign currency exchange rates in comparison with the same period in 2014 was approximately $4.5 million.

Net financial expense was $0.6 million compared to net financial expense of $0.9 million in the same period in 2014. Financial expense in the second quarter 2015 was derived mainly from an increase in the value of Euro denominated bank loans.

Tax expense was $0.4 million with an effective tax rate of 29.5%, compared to $1.1 million with an effective tax rate of 10.6% in the second quarter 2014.

Balance Sheet Review

Cash and cash equivalents at June 30, 2015 were $33.4 million compared to $46.9 million at December 31, 2014. The decrease is primarily attributable to the investment in the Company’s new production facility.

The Company had $39.3 million of bank debt at June 30, 2015 mainly for financing the investment in its new production facility, compared to $43.9 million of bank debt at December 31, 2014.

2

Working capital at June 30, 2015, after the impact of the restructuring, decreased by 7.9% to $146.2 million compared to $158.8 million at December 31, 2014. Inventories at June 30, 2015 decreased by 7.0% to $128.8 million compared to $138.4 million at December 31, 2014.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com ..

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, August 5, 2015) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com . Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the world's leading manufacturer and distributor of Sparkling Water Makers, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water more exciting and fun to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries, including approximately 13,000 retail stores in the United States. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com .

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted revenue, Adjusted net income, Adjusted EBITDA, and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Adjusted revenue, Adjusted net income and Adjusted diluted earnings per share eliminate the effect of restructuring costs.

The Company believes that the Adjusted revenue, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted revenue, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS exclude restructuring costs because most of this charge is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results.

3

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

4

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(Unaudited)		(Unaudited)
Revenues	$259,343	$190,178	$141,171	$99,834
Cost of revenues	126,240	96,200	69,914	51,307

Gross profit	133,103	93,978	71,257	48,527

Operating expenses
Sales and marketing	93,087	67,579	46,941	35,118
General and administrative	26,427	23,097	13,072	11,456

Total operating expenses	119,514	90,676	60,013	46,574

Operating income	13,589	3,302	11,244	1,953

Interest expense, net	333	126	286	92
Other financial expense (income), net	792	(5,202)	620	500

Total financial expense (income), net	1,125	(5,076)	906	592

Income before income taxes	12,464	8,378	10,338	1,361

Income tax expense	1,443	1,371	1,095	401

Net income for the period	$11,021	$7,007	$9,243	$960

Net income per share
Basic	$0.53	$0.33	$0.44	$0.05
Diluted	$0.52	$0.33	$0.43	$0.05

Weighted average number of shares
Basic	20,933	21,025	20,958	21,032
Diluted	21,274	21,095	21,271	21,138

5

Consolidated Balance Sheets as of

	December 31,	June 30,
	2014	2015
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$46,880	$33,418
Inventories	138,392	128,756
Trade receivables	94,217	69,361
Other receivables	34,789	30,098
Derivative financial instruments	1,035	2,641
Total current assets	315,313	264,274

Property, plant and equipment	124,817	144,416
Intangible assets	44,389	43,240
Deferred tax assets	2,506	3,872
Other receivables	273	442
Total non-current assets	171,985	191,970

Total assets	487,298	456,244

Liabilities
Loans and borrowings	9,239	17,658
Derivative financial instruments	491	-
Trade payables	67,011	39,278
Income tax payable	11,740	11,801
Provisions	2,469	2,706
Other current liabilities	27,882	30,835
Total current liabilities	118,832	102,278

Loans and borrowings	34,645	21,639
Employee benefits	2,174	1,965
Other non-current liabilities	122	161
Deferred tax liabilities	750	718
Total non-current liabilities	37,691	24,483

Total liabilities	156,523	126,761

Shareholders’ equity
Share capital	3,400	3,405
Share premium	198,918	201,497
Translation reserve	(14,908)	(25,791)
Retained earnings	143,365	150,372
Total shareholders’ equity	330,775	329,483

Total liabilities and shareholders’ equity	$487,298	$456,244

6

Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$11,021	$7,007	$9,243	$960

Adjustments:
Amortization of intangible assets	1,261	1,858	749	929
Change in fair value of derivative financial instruments	264	(3,840)	(144)	(34)
Exchange rate differences on Short-term loans and borrowing	-	(1,340)	-	(383)
Exchange rate differences on long-term loans and borrowing	-	(3,235)	-	665
Depreciation of property, plant and equipment	6,091	6,470	2,467	3,456
Restructuring costs	-	4,533	-	2,220
Share based payment	4,537	2,431	2,231	1,298
Interest expense, net	333	126	286	92
Income tax expense	1,443	1,371	1,095	401
	24,950	15,381	15,927	9,604
Decrease (increase) in inventories	(3,945)	5,056	(1,477)	3,572
Decrease (increase) trade and other receivables	13,853	19,223	(10,854)	(4,635)
Increase (decrease) in trade payables	(29,587)	(26,818)	(5,515)	3,147
Increase (decrease) in employee benefits	19	(115)	129	(221)
Increase in provisions and other liabilities	1,766	4,456	5,631	3,800
	7,056	17,183	3,841	15,267
Interest paid	(329)	(165)	(293)	(124)
Income tax received	710	266	347	16
Income tax paid	(3,939)	(3,205)	(3,257)	(1,149)
Net cash from operating activities	3,498	14,079	638	14,010

Cash flows from investing activities
Interest received	27	39	22	32
Proceeds from investment grants	-	2,252	-	-
Proceeds from (payment for) derivative financial instruments, net	(1,248)	1,743	(588)	834
Acquisition of property, plant and equipment	(28,211)	(28,585)	(12,527)	(14,844)
Acquisition of intangible assets	(2,546)	(1,851)	(2,183)	(861)
Net cash used in investing activities	(31,978)	(26,402)	(15,276)	(14,839)

Cash flows from financing activities
Proceeds from exercise of employee share options	741	153	288	143
Repayments of long-term loans and borrowings	-	(12,352)	-	(1,668)
Change in short-term debt	23,167	12,340	14,611	(5,090)
Net cash from (used in) financing activities	23,908	141	14,899	(6,615)

Net decrease in cash and cash equivalents	(4,572)	(12,182)	261	(7,444)
Cash and cash equivalents at the beginning of the period	40,885	46,880	36,052	40,563
Effect of exchange rates fluctuations on cash and cash equivalents	(69)	(1,280)	(69)	299

Cash and cash equivalents at the end of the period	$36,244	$33,418	$36,244	$33,418

7

Information about Adjusted revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Six months ended:
June 30, 2014 (Unaudited)	$140,216	75,637	24,131	19,359	$259,343
June 30, 2015 (Unaudited)	119,733	45,864	18,043	9,358	$192,998

Three months ended:
June 30, 2014 (Unaudited)	$77,666	40,879	12,225	10,401	$141,171
June 30, 2015 (Unaudited)	$65,098	23,069	9,078	4,409	$101,654

The following tables present the Company’s Adjusted revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(Unaudited)		(Unaudited)
	Adjusted revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$78,070	$57,265	$45,846	$29,735
Consumables	173,623	131,251	90,699	68,261
Other	7,650	4,482	4,626	3,658
Total	$259,343	$192,998	$141,171	$101,654

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of adjusted revenue

Sparkling Water Maker starter kits (including exchange cylinders)	30.1%	29.7%	32.5%	29.3%
Consumables	66.9%	68.0%	64.2%	67.2%
Other	3.0%	2.3%	3.3%	3.5%
Total	100.0%	100.0%	100.0%	100.0%

8

The following table provides a reconciliation of Non-IFRS to IFRS financial data for the three months ended June 30, 2015:

	Non-IFRS	Restructuring	IFRS
	In Thousands USD
Revenue	$101,654	$(1,820)	$99,834
Cost of revenue	50,548	759	51,307
Gross profit	51,106	(2,579)	48,527
Operating income	4,532	(2,579)	1,953
Net income for the period	$3,539	$(2,579)	$960
Net income per share
Basic and diluted (in USD)	0.17	(0.12)	0.05

EBITDA
	Six months ended		Three months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$11,021	$7,007	$9,243	$960
Financial expenses (income), net (*)	1,125	(5,076)	906	592
Income tax expense (tax benefit)	1,443	1,371	1,095	401
Depreciation and amortization	7,352	8,328	3,216	4,385
EBITDA	$20,941	$11,630	$14,460	$6,338
Restructuring	-	4,892	-	2,579
Adjusted EBITDA	20,941	16,522	14,460	8,917

(*) Starting in Q1 2015, the Company presents EBITDA excluding total financial expense (income), net, as opposed to 2014 in which EBITDA was presented excluding only interest expense. Three months ended June 30, 2014 and six months ended June 30, 2014 EBITDA were also adjusted to exclude total financial expense.

9